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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Nuevo Financial Center, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

670510106
(CUSIP Number)

Adam Benowitz c/o Vision Capital Advisors, LLC 20 West 55th Street, 5th Floor New York, NY 10019 (212) 849-8242
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	670510106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Vision Opportunity Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,482,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

7,482,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,482,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.6%

14.	TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	670510106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,482,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

7,482,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,482,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.6%

14.	TYPE OF REPORTING PERSON*

IA
*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	670510106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Adam Benowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,482,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

7,482,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,482,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.6%

14.	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	670510106

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Common Stock") of Nuevo Financial, Inc., a Delaware corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is 2112 Bergenline Avenue, Union City, NJ 07087.

Item 2.	Identity and Background.

(a-c,f) This Schedule 13D is being filed by Vision Opportunity Master Fund, Ltd., Vision Capital Advisors, LLC and Adam Benowitz (collectively, the "Reporting Persons").  Vision Capital Advisors, LLC’s and Adam Benowitz’s principal business address is located at 20 West 55th Street, 5th Floor, New York, NY 10019.  Vision Opportunity Master Fund, Ltd.’s principal business address is located at c/o Citi Hedge Fund Services (Cayman) Limited, P.O. Box 1748, Cayman Corporate Centre, 27 Hospital Road, 5th Floor, Grand Cayman KY1-1109, Cayman Islands.  Adam Benowitz serves as the Managing Member of Vision Capital Advisors, LLC.  Vision Capital Advisors, LLC, a Delaware limited liability company, serves as the investment manager to Vision Opportunity Master Fund, Ltd, a Cayman Islands exempted company.  Adam Benowtiz is a United States citizen.

(d)  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Master Fund may be deemed to beneficially own 7,482,500 shares of Common Stock.

As of the date hereof, Vision Capital Advisors, LLC may be deemed to beneficially own 7,482,500 shares of Common Stock.

As of the date hereof, Adam Benowitz may be deemed to beneficially own 7,482,500 shares of Common Stock.

The source of funds used to purchase the securities reported herein was the working capital of the Master Fund over which the Reporting Persons have investment discretion.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose of the Reporting Persons, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, or as otherwise stated above as it relates to Item 4(d) of Schedule 13D, none of the Reporting Persons has any plans or proposals which, as of the date hereof, relate to, or could result in, any of the matters referred to in paragraphs (a) through (c) or (e) through (j),inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 7,482,500 shares, constituting 22.6% of the Common Stock of the Issuer, based upon 29,668,223* shares of Common Stock outstanding as of August 7, 2007.

The Master Fund has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 7,482,500 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 7,482,500 shares of Common Stock.

(a, b) As of the date hereof, Vision Capital Advisors, LLC may be deemed to be the beneficial owner of 7,482,500 shares, constituting 22.6% of the Shares of the Issuer, based upon 29,668,223* shares of Common Stock outstanding as of August 7, 2007.

Vision Capital Advisors, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,482,500  Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,482,500 shares of Common Stock.

Vision Capital Advisors, LLC specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Adam Benowitz may be deemed to be the beneficial owner of 7,482,500  Shares, constituting 22.6% of the Shares of the Issuer, based upon 29,668,223* Shares outstanding as of August 7, 2007.

Adam Benowitz has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,482,500 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 7,482,500 shares of Common Stock.

Adam Benowitz specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent of its pecuniary interest therein.

* Common Stock outstanding as of 8/7/07 (as reported on the Issuer’s 10QSB filed 8/7/07).

(c)	The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Exhibit B.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 2, 2006, the Master Fund purchased a Secured Convertible Note in the amount of $500,000, convertible into shares of Common Stock at $0.20- for an aggregate of 2,500,000 shares of Common Stock. The Master Fund also purchased A Warrants and B Warrants from the Issuer. The Master Fund may convert the A Warrants into 1,000,000 shares of Common Stock at an initial conversion rate of $0.50 per share, but cannot convert the A Warrants into shares of Common Stock to the extent the conversion would result in the investor and its affiliates owning, holding, or beneficially owning more than 9.99% of the Issuer’s Common Stock. The Master Fund may convert the B Warrants into 500,000 shares of Common Stock at an initial conversion rate of $1.00 per share, but cannot convert the B Warrants into shares of Common Stock to the extent the conversion would result in the investor and its affiliates owning, holding, or beneficially owning more than 9.99% of the Issuer’s Common Stock. The Master Fund also purchased a Unit Purchase Warrant on May 2, 2006, which may be converted into 2,500,000 shares of Common Stock, A Warrants for 1,000,000 shares of Common Stock and B Warrants for 500,000 shares of Common Stock. The Master Fund may convert the A Warrants into 1,000,000 shares of Common Stock at an initial conversion rate of $0.50 per share, but cannot convert the A Warrants into shares of Common Stock to the extent the conversion would result in the investor and its affiliates owning, holding, or beneficially owning more than 9.99% of the Issuer’s Common Stock. The Master Fund may convert the B Warrants into 500,000 shares of Common Stock at an initial conversion rate of $1.00 per share, but cannot convert the B Warrants into shares of Common Stock to the extent the conversion would result in the investor and its affiliates owning, holding, or beneficially owning more than 9.99% of the Issuer’s Common Stock.

On November 1, 2006, the Master Fund purchased an additional Secured Convertible Note for $500,000, convertible into shares of Common Stock at $0.20- for an aggregate of 2,500,000 shares of Common Stock. The Master Fund also purchased additional A Warrants and B Warrants from the Issuer.  The Master Fund may convert the A Warrants into 1,000,000 shares of Common Stock at an initial conversion rate of $0.50 per share, but cannot convert the A Warrants into shares of Common Stock to the extent the conversion would result in the investor and its affiliates owning, holding, or beneficially owning more than 9.99% of the Issuer’s Common Stock.  The Master Fund may convert the B Warrants into 500,000 shares of Common Stock at an initial conversion rate of $1.00 per share, but cannot convert the B Warrants into shares of Common Stock to the extent the conversion would result in the investor and its affiliates owning, holding, or beneficially owning more than 9.99% of the Issuer’s Common Stock.  The Master Fund also purchased a Unit Purchase Warrant on November 1, 2006, which may be converted into 2,500,000 shares of Common Stock at $0.20 per share, A Warrants and B Warrants.  The Master Fund may convert the A Warrants into 1,000,000 shares of Common Stock at an initial conversion rate of $0.50 per share, but cannot convert the A Warrants into shares of Common Stock to the extent the conversion would result in the investor and its affiliates owning, holding, or beneficially owning more than 9.99% of the Issuer’s Common Stock.  The Master Fund may convert the B Warrants into 500,000 shares of Common Stock at an initial conversion rate of $1.00 per share, but cannot convert the B Warrants into shares of Common Stock to the extent the conversion would result in the investor and its affiliates owning, holding, or beneficially owning more than 9.99% of the Issuer’s Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vision Opportunity Master Fund, Ltd.
By: Vision Capital Advisors, LLC, as investment manager

By: /s/ Adam Benowitz
________________________

Vision Capital Advisors, LLC

By: /s/ Adam Benowitz
________________________

/s/ Adam Benowitz
________________________
Adam Benowitz

August 28, 2007

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated August 28, 2007 relating to the Common Stock, par value $0.001 per share of Nuevo Financial, Inc. shall be filed on behalf of the undersigned.

Vision Opportunity Master Fund, Ltd.
By: Vision Capital Advisors, LLC, as investment manager

By: /s/ Adam Benowitz
________________________

Vision Capital Advisors, LLC

By: /s/ Adam Benowitz
________________________

/s/ Adam Benowitz
_____________________
Adam Benowitz

Exhibit B

Transactions in the Common Stock, par value $0.001 per share

TRANSACTIONS BY VISION OPPORTUNITY MASTER FUND, LTD.****

Date of Transaction	Number of Shares Purchased/(Sold)	Price per Share

4/10/07	1,000,000*	$0.20
5/17/07	(10,000)	$0.50
5/21/07	(7,500)	$0.57
5/25/07	1,750,000**	$0.20
6/29/07	1,250,000***	$0.20

* On 4/10/07, the Master Fund exercised a portion of the Unit Purchase Warrant purchased on 5/2/06 into 500,000 shares of Common Stock, an A Warrant to purchase 200,000 shares of Common Stock and a B Warrant to purchase 100,000 shares of Common Stock.  The Master Fund also converted a $100,000 portion of the Secured Convertible Note purchased on 5/2/06 into 500,000 shares of Common Stock.

** 5/25/07, the Master Fund exercised another portion of the Unit Purchase Warrant purchased on 5/2/06 into 750,000 shares, an A Warrant to purchase 300,000 shares of Common Stock and a B Warrant to purchase 150,000 shares of Common Stock.  The Master Fund also converted a $200,000 portion of the Secured Convertible Note purchased on 5/2/06 into 1,000,000 common shares.

*** On 6/29/07, the Master Fund exercised the remaining $250,000 portion of the Unit Purchase Warrant purchased on 5/2/06 to purchase 1,250,000 shares of Common Stock, an A Warrant to purchase 500,000 shares of Common Stock and a B Warrant to purchase 250,000 shares of Common Stock.

**** All A and B Warrants arising out of the exercise of the Unit Purchase Warrant purchased on 5/2/06 have exercise limitations which disallow the Master Fund from exercise to the extent that the investor would beneficially own more than 9.99% of the Issuer’s Common Stock.

SK 23287 0003 802790